MICROVISION, Inc.

18390 NE 68th Street

Redmond, WA 98052

November 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:		Sarah Sidwell & Jennifer Angelini

	Re:	MicroVision, Inc.
Registration Statement on Form S-3 (File No. 333-282840)
Request for Acceleration

Dear Ms. Sidwell and Ms. Angelini:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MicroVision, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 21, 2024, or as soon as possible thereafter. The Company hereby authorizes Thomas Fraser of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Thomas Fraser of Ropes & Gray LLP, counsel to the Company, at (617) 951-7063 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

MICROVISION, INC.

By:	/s/ Drew G. Markham
Name:	Drew G. Markham
Title:	Senior Vice President, General Counsel & Secretary

[Signature Page to Acceleration Request]